Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2021

Hong Kong – December 1, 2021 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2021.

The Company’s business has turned around from operating loss of US$726,000 for the six months ended June 30, 2020 (“1H 2020”) to operating income of US$507,000 for the six months ended June 30, 2021 (“1H 2021”).

The Company’s revenues for 1H 2021 were US$10,054,000, a 75.8% increase as compared to US$5,718,000 for 1H 2020. The increase was primarily due to the completion of prior years’ projects as the Covid-19 situation became stable in China. Revenues from trading and manufacturing activities, and engineering activities increased by US$364,000 and US$3,972,000, respectively.

Gross profits increased by 86.6% to US$3,022,000 for 1H 2021 as compared to US$1,619,000 for 1H 2020. The increase was primarily due to the increase in revenues and the gross profit margin of approximately 1.7%.

Selling and administrative expenses increased by US$173,000 to US$2,514,000 for 1H 2021 as compared to US$2,341,000 for 1H 2020. The increase was principally due to the increase in selling expenses resulting from the increase in revenues and the effect of general inflation.

 The Company’s net income for the 1H 2021 decreased by approximately US$379,000 to US$490,000 as compared to US$869,000 for 1H 2020. This was due to a non-recurrent net gain on disposal of a property of US$1,429,000 for 1H 2020. The net profit for 1H 2021 was increased by approximately US$1,050,000 if this non-recurrent gain was excluded in 1H 2020.

The Company is positive about the future Ballast Water Treatment Systems (“BWTS”) business from port services and commercial ships. In order to expand its market coverage, the Company has been undergoing the procedures to apply for type approval certificates for its BWTS from a number of European and Asian Classification Societies. During the year, the Company has appointed new distributors in Dubai and South Africa to develop the markets in the Middle East, African and Indian Ocean Island Countries.

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS in 2016.

The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020, and the company have been in compliance with such requirements.

The ballast water port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own BWTS and for those with damaged BWTS.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2020.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS
	As of June 30, 2021 (Unaudited)	As of December 31, 2020 (Audited)
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	5,422	3,519
Restricted cash	1,540	1,672
Accounts receivable, net	1,747	3,199
Prepayments and other current assets	843	1,514
Contract assets	956	202
Inventories	311	342
Total current assets	10,819	10,448

Property, plant and equipment, net	240	259
Investments in affiliates	7,927	8,084
Goodwill	1,071	1,071
Deferred tax assets	-	-
Operating lease right-of-use assets	330	233
Long-term investment	-	-
Restricted cash	-	-
Total non-current assets	9,568	9,647
Total assets	20,387	20,095

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	-	361
Accounts payable	1,725	2,394
Contract liabilities	1,593	1,063
Other payables and accrued expenses	2,537	1,593
Current portion of long-term operating lease obligations	171	118
Income tax payable	21	4
Total current liabilities	6,047	5,533

Deferred tax liabilities	4	5
Long-term operating lease obligations, net of current maturities	137	94
Total non-current liabilities	141	99
Total liabilities	6,188	5,632
Commitments and contingencies (Note 21)
Shareholders’ equity:
Ordinary share, 20,000,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively 5,154,759 no par value shares issued as of June 30, 2021 (December 31, 2020: 3,092,859)	123	123
Additional paid-in capital	9,642	9,615
Treasury stock, 167,700 shares at cost as of June 30, 2021 and December 31, 2020, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	826	851
Retained earnings	3,275	3,816
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	13,396	13,935
Non-controlling interests	803	528
Total shareholders’ equity	14,199	14,463
Total liabilities and shareholders’ equity	20,387	20,095

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	2021 (Unaudited)	2020 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	4,291	3,927
Engineering	5,763	1,791
Total revenues	10,054	5,718

Cost of revenues
Trading and manufacturing	(3,031)	(2,819)
Engineering	(4,001)	(1,280)
Total cost of revenues	(7,032)	(4,099)
Gross profit	3,022	1,619

Finance costs	(1)	(4)
Selling and administrative expenses	(2,514)	(2,341)
Operating income / (loss)	507	(726)
Interest income	8	16
Other income, net	59	46
Gain on disposal of property, plant and equipment	-	1,429
Equity in income of affiliates	205	28
Net income before income taxes	779	793

Income taxes expense	(17)	(50)
Net income	762	743

Net (income) / loss attributable to non-controlling interests	(272)	126
Net income attributable to Euro Tech Holdings Company Limited’s shareholders	490	869
Other comprehensive income
Net income	762	743
Foreign exchange translation Adjustments	(22)	(2)
Comprehensive income	740	741
Comprehensive (income) / loss attributable to non-controlling interests	(275)	136
Comprehensive income attributable to the Company	465	877

Net income per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic	$US0.11	$US0.28
- Diluted	$US0.11	$US0.28
Weighted average number of ordinary shares outstanding
- Basic	4,459,864	3,092,859
- Diluted	4,459,864	3,092,859

Dividend per share	$US0.20	$US0.42

CONTACT:         Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com